

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 22, 2023

Francis Dufay
Chief Executive Officer
Jumia Technologies AG
Skalitzer Straße 104
10997 Berlin
Federal Republic of Germany

>   **Re: Jumia Technologies AG**
>   **Registration Statement on Form F-3**
>   **Filed August 15, 2023**
>   **File No. 333-274004**

Dear Francis Dufay:

    This is to advise you that we have not reviewed and will not review your registration statement.

    Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact Cara Wirth at 202-551-7127 with any questions.

                Sincerely,

                Division of Corporation Finance
                Office of Trade & Services

cc: Krystian M. Czerniecki